

June 23, 2011

Via E-mail
David C. Mussman
Executive Vice President,
  Secretary and General Counsel
West Corporation
11808 Miracle Hills Drive
Omaha, Nebraska 68154

> **Re: West Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 23, 2011**
> **File No. 0-21771**

Dear Mr. Mussman:

We have reviewed your response dated May 20, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Years Ended December 31, 2010 and 2009, page 31

Revenues by Business Segment, page 32

1. We have reviewed your proposed disclosure in response to comment 6 in our letter dated May 13, 2011. While your proposed disclosure provides some additional insight into the drivers behind the increase in revenue attributable to organic growth in the Unified Communications segment, it does not convey the relative impact that each factor had on the increase in revenue. For example, it is unclear whether 90% of the increase in

revenue attributable to organic growth related to increased revenues from existing customers or whether 90% of this increase in revenue related to new customers. It is also unclear if the number of new customers is consistent with prior years, and if not, why not. It is also unclear the extent to which revenue from existing customers increased due to the increase in minutes and the extent to which revenue declined from the decline in the rate per minute. Alternatively, you may wish to discuss the percentage by which the number of minutes used increased and the percentage by which the rate per minute decreased. As previously requested, please revise your disclosure to convey the relative impact that <u>each</u> identified factor had on the total increase in revenue, and if practicable, convey this information by quantifying the impact of <u>each</u> factor. We remind you that the objectives of MD&A disclosure include providing your investors with a view of the company through the eyes of management so that investors have the context in which to understand your results of operations and to evaluate the likelihood that past performance is indicative of future performance. Please show us your proposed disclosure.

2. We have reviewed your proposed disclosure in response to comment 7 in our letter dated May 13, 2011. We note that communication services revenue in 2010 decreased by $80.6 million; however, your detailed discussion and analysis quantifying the reasons for the decrease equals a decrease of $98.7 million. Please further revise your disclosure to explain this $18.1 million discrepancy or to otherwise result in quantified explanations that are closer to the $80.6 million total. Please show us your proposed disclosure.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329 or Brigitte Lippmann, Special Counsel, at (202) 551-3720 if you have questions regarding any other comments.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Frederick C. Lowinger, Esq.
        Sidley Austin LLP